Rule 424(b)(3)
                                                   Registration No. 333-121067


AMENDMENT NO. 1 dated December 9, 2005 to
PRICING SUPPLEMENT NO. 52 dated December 7, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                         LEHMAN BROTHERS HOLDINGS INC.
                          Medium-Term Notes, Series H

This Amendment No. 1 to the Pricing Supplement dated December 7, 2005 (the "Pricing Supplement"), supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 18, 2005, as supplemented by the Prospectus Supplement, dated May 18, 2005 (as so supplemented, together with all documents incorporated by reference therein, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:                       52517PD24

ISIN:                            US52517PD242

Specified Currency:              Principal:     U.S. Dollars
                                 Interest:      U.S. Dollars

Principal Amount:                $5,000,000

                                               Total                Per Note
                                               -----                --------
       Issue Price:                            $5,000,000           100%
       Agent's Commission:                     $        0             0%
                                               ----------           ----
       Proceeds to Lehman Brothers Holdings:   $5,000,000           100%

On the Issue Date, we may, without the consent of the holders of Notes, issue additional notes similar to these Notes in all respects except for the Issue Price. Following the Issue Date, we may, without the consent of the holders of Notes, create and issue additional notes similar to these Notes in all respects except for the Issue Date, Issue Price and the payment of interest accruing prior to the Issue Date of such additional notes. All such additional notes will be consolidated and form a single tranche with, have the same CUSIP and ISIN numbers as and trade interchangeably with these Notes.

Agent:                        Lehman Brothers

Agent's Capacity:             [X]  As principal        [  ]  As agent

Trade Date:                   December 7, 2005



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Issue Date:                   December 28, 2005

Stated Maturity Date: December 28, 2020, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day.

Date From Which
Interest Accrues:             [X]  Issue Date
                              [ ]  Other: _____________

[X ] Fixed Rate Note

     Interest Rate per Annum: 8.50%, subject to the "Interest Accrual"
                              provision described below.

[  ] Floating Rate Note       [  ]CD Rate
                              [  ]Commercial Paper Rate
                              [  ]Federal Funds (Effective) Rate
                              [  ]Federal Funds (Open) Rate
                              [  ]LIBOR Telerate
                              [  ]LIBOR Reuters
                              [  ]EURIBOR
                              [  ]Treasury Rate: Constant Maturity [ ]Yes [ ]No
                              [  ]Prime Rate
                              [  ]Eleventh District Cost of Funds Rate
                              [  ]Other: See "Interest Rate per Annum" below

Spread:                        Not applicable

Initial Interest Rate:         Not applicable

Minimum Rate:                  Not applicable

Maximum Rate:                  Not applicable

Interest Reset Dates:          Daily, commencing on December 28, 2005

Interest Payment Dates:        Each March 28, June 28, September 28, and
                               December 28, commencing on March 28, 2006, subject to Optional Redemption; provided that if such day is not a New York or London business day, then such day will be the following New York and London business day unless such day falls in the following month in which case it will be the preceding New York and London business day, and provided further that the final Interest Payment
                               Date for any Notes shall be the applicable maturity date.

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Interest Accrual:              From December 28, 2005 until the Stated Maturity
                               Date, interest will accrue on each day on which 6-Month LIBOR for the relevant LIBOR Observation Date is within the applicable LIBOR Range. If the value of 6-Month LIBOR (stated as a percent per annum) on the relevant LIBOR Observation
                               Date is equal to or greater than the applicable LIBOR Range minimum and less than or equal to the applicable LIBOR Range maximum indicated below for LIBOR Observation Dates occurring during the periods indicated, interest will accrue on the Notes for the related day at the applicable Interest Rate per Annum. If, however, the value of 6-Month LIBOR is less than the applicable LIBOR Range minimum or greater than the applicable LIBOR Range maximum on the relevant LIBOR Observation Date, then no interest will accrue on the related day. See "Risk Factors" below for certain relevant considerations.

6-Month LIBOR:                 For any LIBOR Observation Date, the offered
                               rates (British Banker Association) for deposits in U.S. dollars for a period of six months, commencing on such LIBOR Observation Date, which appears on Moneyline Telerate, on page 3747 (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 a.m., London time, on that LIBOR Observation Date. If 6-Month LIBOR cannot be determined on a LIBOR Observation Date as described above, then the Interest Rate
                               Calculation Agent will determine LIBOR in the manner described in the Prospectus Supplement.

LIBOR Range:                   Period                          LIBOR
                               ------                          -----
                               Original Issue Date-Stated
                               Maturity                        0% (minimum) to
                               Date                            7.0% (maximum)

LIBOR Observation Date:        With respect to each day that is a London
                               business day that does not occur during the LIBOR Suspension Period, that London business day. With respect to each day that is not a London business day not occurring during the LIBOR Suspension Period, the last preceding
                               London business day. With respect to each day occurring during the LIBOR Suspension Period, the LIBOR Observation Date will be the last
                               London business day preceding the first day of such LIBOR Suspension Period.

LIBOR Suspension Period:       The period beginning on the fifth New York and
                               London business day prior to but excluding each Interest Payment Date (including the Stated
                               Maturity Date).

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Adjusted:                        [ ]  Yes              [X]  No

Interest Rate Calculation Agent: Lehman Brothers Special Financing

Optional Redemption:             The Notes may be redeemed at the option of
                                 Lehman Brothers Holdings in whole or in
                                 part at a price equal to 100% of the principal amount being redeemed, from time to time on each Interest Payment Date, commencing on March 28, 2006. Notice of redemption will be given not less than five New York and London business days prior to the redemption date.

Form of Note:                    [X] Book-entry only (global)  [ ] Certificated


                                 RISK FACTORS

An investment in the Notes entails certain risks not associated with an investment in conventional fixed rate medium-term notes. See "Risk Factors" generally in the Prospectus Supplement. The interest rate of the Notes will be fixed, subject to the "Interest Accrual" provisions as described above. Investors should consider the risk that the "Interest Accrual" provisions applicable to the Notes may result in less interest being payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time. Investors should also consider the risk that 6-Month LIBOR, determined on a daily basis, may be less than the LIBOR Range minimum (if the minimum is greater than zero) or exceed the LIBOR Range maximum on one or more London business days during the applicable period, in which event no interest will accrue for the related days during the period. As a result, less interest may be payable on the Notes than on a conventional fixed rate debt security issued by Lehman Brothers Holdings at the same time.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of 6-Month LIBOR, the method of calculating 6-Month LIBOR, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The level of 6-Month LIBOR depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings has no control. The following table, showing the historical level of 6-Month LIBOR in effect for the hypothetical LIBOR Observation Dates listed below, illustrates the variability of that rate:


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Historical Levels of 6-Month LIBOR

Hypothetical LIBOR      6-Month LIBOR    Hypothetical LIBOR       6-Month LIBOR
 Observation Date           (%)           Observation Date             (%)
------------------      -------------    ------------------       -------------

March 28, 1987              6.500        December 28, 1996
June 28, 1987               7.375        March 28, 1997               5.625
September 28, 1987          8.750        June 28, 1997                5.938
December 28, 1987           7.906        September 28, 1997           5.875
March 28, 1988              7.062        December 28, 1997            5.844
June 28, 1988               8.000        March 28, 1998               5.906
September 28, 1988          8.812        June 28, 1998                5.750
December 28, 1988           9.500        September 28, 1998           5.750
March 28, 1989              10.812        December 28, 1998           5.250
June 28, 1989               9.188        March 28, 1999               5.157
September 28, 1989          9.062        June 28, 1999                5.061
December 28, 1989           8.312        September 28, 1999           5.464
March 28, 1990              8.688        December 28, 1999            5.936
June 28, 1990               8.438        March 28, 2000               6.166
September 28, 1990          8.312        June 28, 2000                6.520
December 28, 1990           7.562        September 28, 2000           6.940
March 28, 1991              6.562        December 28, 2000            6.760
June 28, 1991               6.562        March 28, 2001               6.204
September 28, 1991          5.688        June 28, 2001                4.749
December 28, 1991           4.375        September 28, 2001           3.830
March 28, 1992              4.562        December 28, 2001            2.522
June 28, 1992               4.062        March 28, 2002               1.981
September 28, 1992          3.312        June 28, 2002                2.330
December 28, 1992           3.688        September 28, 2002           1.956
March 28, 1993              3.312        December 28, 2002            1.750
June 28, 1993               3.500        March 28, 2003               1.392
September 28, 1993          3.375        June 28, 2003                1.260
December 28, 1993           3.500        September 28, 2003           1.225
March 28, 1994              4.188        December 28, 2003            1.180
June 28, 1994               5.125        March 28, 2004               1.230
September 28, 1994          5.688        June 28, 2004                1.150
December 28, 1994           7.000        September 28, 2004           1.870
March 28, 1995              6.438        December 28, 2004            2.170
June 28, 1995               5.875        March 28, 2005               2.766
September 28, 1995          5.938        June 28, 2005                3.370
December 28, 1995           5.500        September 28, 2005           3.660
March 28, 1996              5.500
June 28, 1996               5.750
September 28, 1996          5.750


The historical experience of 6-Month LIBOR should not be taken as an indication of the future performance of 6-Month LIBOR during the term of the Notes. Fluctuations in the level of 6-Month LIBOR make the Notes' effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.


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             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Treatment of Notes as Variable Rate Debt Instruments

Lehman Brothers Holdings believes that the Notes provide for interest at an "objective rate" and therefore constitute "variable rate debt instruments," as those terms are defined in the original issue discount regulations. Lehman Brothers Holdings intends to report interest deductions with respect to the Notes based on this treatment. Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes.

Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations. See "United States Federal Income Tax Consequences--Debt Securities-- Consequences to United States Holders" in the prospectus.


                                 UNDERWRITING

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. (the "Agent"), and the Agent has agreed to purchase, the principal amount of the Notes. The Agent is committed to take and pay for all of the Notes, if any are taken.

The Agent proposes to offer the Notes initially at a public offering price equal to the Issue Price set forth above and to certain dealers at such price. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agent.

The Notes are a new issue of securities with no established trading market. Lehman Brothers Holdings has been advised by the Agent that it intends to make a market in the Notes, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

Lehman Brothers Holdings or an affiliate may enter into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the Agent has represented and agreed, and any other Agent appointed under the Lehman Brothers Holdings Inc. Medium Term Note Program, Series H (the "Program"), will be required to represent and agree, that with effect from and


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including the date on which the Prospectus Directive is implemented in that
Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of Notes to the public in that Relevant Member State except that it may, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

         (a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to the Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

         (b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

         (c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than (euro)43,000,000 and (3) an annual net turnover of more than (euro)50,000,000, as shown in its last annual or consolidated accounts; or

         (d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The Agent has represented and agreed, and the Agent appointed under the Program will be required to represent and agree, that:

         (a) in relation to any Notes which have a maturity of less than one year, (i) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell any Notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of
         Section 19 of the FSMA by the Issuer;

         (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and


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         (c)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

The Agent has agreed that it will, to the best of its knowledge, only offer or sell the Notes in compliance with the laws and regulations in any jurisdiction applicable to such offer or sale and it has not taken and will not take any action in any jurisdiction, other than the United States, that would permit a public offering of the Notes, or possession or distribution of any prospectus or any amendment or supplement thereto or any offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this Pricing Supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.


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